I, Evelyn Watters, certify that:

(1) the financial statements of VUniverse, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of VUniverse, Inc. included in this Form reflects accurately the information reported on the tax return for VUniverse, Inc filed for the fiscal year ended December 31, 2019

_____
Evelyn Watters
CEO

March 4, 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.